NEWS RELEASE

EMX Royalty Provides Additional Disclosure on Discretionary Bonuses

Vancouver, British Columbia, November 30, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) provides additional disclosure regarding the US$3.8 million in bonuses announced in its asset portfolio and corporate update on November 28, 2018. This additional disclosure includes a summary of the rationale, approval process, recipients, and allocations related to the bonus.

Bonus Rationale

The Board awarded the bonuses to EMX’s management and staff in respect of their seven years of effort to monetize the Company’s investment in IG Copper LLC (“IGC”). Their efforts included:

(1)	identification of the investment opportunity;

(2)	providing significant technical oversight towards the discovery of a world class copper deposit at Malmyzh;

(3)	raising the capital necessary to advance Malmyzh despite challenging markets and jurisdictional risks;

(4)	coordinating the sales effort for Malmyzh over a period of several years;

(5)	managing an exit with Freeport, including arranging an US$18.5 million bridge loan, which led to a greater return for all of IGC’s shareholders, not the least of which was EMX 40% shareholding; and

(6)	assisting IGC with the successful sale of Malmyzh to a wholly owned subsidiary of Russian Copper Company (“RCC”) in October for US$200 million.

The transaction with RCC took 10 months to complete and required numerous complicated steps, including obtaining approval from the Russian Federal Anti-Monopoly Service. The successful outcome was due, in large part, to the significant efforts of EMX’s team, IGC's team, and IGC’s advisors, Scotia Bank Europe plc and the London office of Norton Rose Fulbright LLP. In the opinion of EMX’s Board of Directors, this was sound and proper rationale for the bonuses paid.

Bonus Approval Process

Prior to the Malmyzh sales transaction, EMX’s management had developed a bonus plan for strategic investments whereby 7.5% of the after-tax profits of an individual investment could be paid as a bonus to EMX’s management and staff. As part of the bonus calculation, the Company’s cost basis was increased annually by 10% to reflect the time value of the investment.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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The strategic investment bonus calculation, along with management’s recommended allocation of bonuses, was then submitted to the Compensation Committee of EMX’s Board for its review. The Compensation Committee is comprised of three independent directors. The Committee met several times over the past four months, both with management and independently of management, as part of the approval process. The Committee recommended the US$3.8 million bonus pool and allocation to the Company’s Board. The independent members of the Board unanimously approved the bonus pool and allocation with Dave Cole and Michael Winn abstaining from voting.

Bonus Allocation

The Board has awarded the bonuses to EMX’s Chairman and all of EMX’s management and staff (which includes support staff in Vancouver provided by Seabord Services Corp). Bonuses were not paid outside the Company.

The two largest awards were paid to David Cole and Michael Winn as they actively managed the Company’s investment in IGC for the past seven years. The Compensation Committee also felt it was important to award significant bonuses to senior management regardless of time spent on the investment as a win of this type is a team effort. The bonus allocations are as follows:

Name	Position	Amount (US$)
DavidM.Cole1	President&CEO	1,100,000
MichaelWinn[1]	ChairmanoftheBoard	1,000,000
EricJensen[1]	GeneralManager– Exploration	400,000
DaveJohnson[1]	ChiefGeologist	400,000
ChristinaCepeliauskas	ChiefFinancialOfficer	175,000
JanSteiert	ChiefLegalOfficer	175,000
OtherEMXStaff		560,000
TOTAL		3,810,000

1 A portion of the bonuses to be paid to Dave Cole, Michael Winn, Eric Jensen, and Dave Johnson will be paid once the Company receives the final distribution by IGC related to escrowed funds.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

The recent advancements of the Company's asset portfolio underscore EMX's focus on steadily increasing global revenue streams from strategic investments, royalties, and other payments. The Company's goal is to substantially grow our cash flowing royalty portfolio while providing multiple opportunities for exploration and production success.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email:SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended September 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com